UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 24, 2021

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒       Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295 and 333-228294), as such prospectuses may be amended or supplemented from time to time.

Catherine McGrath appointed CEO, Westpac New Zealand

On September 24, 2021, Westpac Group announced the appointment of Catherine McGrath as Chief Executive Officer, Westpac New Zealand.

Ms McGrath recently returned to New Zealand from London where she was Head of Channels for Barclays Group, having previously held several senior leadership roles at Barclays since 2013. In this role she oversaw a division of 16,000 people, with accountability for all channels, including branches and digital. She also led the Open Banking implementation across Barclays Group and the development of their Community Banking proposition.

Before joining Barclays, Ms McGrath was an Executive with ASB Bank New Zealand from 2010 to 2012, and held senior positions across the bank including strategy, lending, deposits, customer analytics & pricing, cards, transactions and payments.

Ms McGrath also spent four years with Lloyds TSB Bank, London, where she held two senior roles, one responsible for the Transaction Banking business and as divisional Chief Risk Officer.

Between 2002 and 2005, Ms McGrath was with the Prudential Group. Her last role was to lead a new 50:50 joint venture between Prudential & Discovery Holdings (South African health insurer), successfully building and launching a new health insurance business.

Ms McGrath has a Bachelor of Law and a Bachelor of Commerce, Accounting and Business Admin, from Canterbury University, New Zealand. She was admitted to the New Zealand Bar in 1994.

Ms McGrath will commence as CEO Westpac New Zealand on November 15, 2021, subject to regulatory approvals in Australia and New Zealand. Simon Power will continue to act in the role in the interim, after which he will return to his role as General Manager, Institutional & Business Banking.

Index to Exhibits

Exhibit No.	Description

1	ASX Release – Catherine McGrath Appointed CEO, Westpac New Zealand

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, macro and micro economic and market conditions, results of operations and financial condition.

We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results could differ materially from the expectations described in this Report. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section entitled ‘Risk factors’ in Westpac’s 2021 Interim Financial Results on Form 6-K filed with the U.S. Securities and Exchange Commission, as well as the ongoing impact of COVID-19. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation, and do not intend, to update any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise, after the date of this Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: September 24, 2021	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Tier One Attorney